Filed Pursuant to Rule 433

Registration No. 333-293635

Supplementing the Preliminary Prospectus

Supplement dated May 19, 2026

(To Prospectus dated February 23, 2026)

$5,000,000,000

Ecolab Inc.

$1,200,000,000 4.600% Notes due 2029

$900,000,000 4.800% Notes due 2031

$1,500,000,000 5.150% Notes due 2033

$1,400,000,000 5.350% Notes due 2036

Pricing Term Sheet

May 19, 2026

Issuer:	Ecolab Inc.
Type of Offering:	SEC Registered (No. 333-293635)
Anticipated Ratings*:	A3 (Stable outlook) by Moody’s Investors Service, Inc. A- (Stable outlook) by S&P Global Ratings A- (Stable outlook) by Fitch Ratings, Inc.
Trade Date:	May 19, 2026
Settlement Date**:	May 29, 2026 (T+7)
Joint Book-Running Managers:

Citigroup Global Markets Inc.

Barclays Capital Inc.

BofA Securities, Inc.

Wells Fargo Securities, LLC

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:	Morgan Stanley & Co. LLC Santander US Capital Markets LLC Standard Chartered Bank Bridgeway Securities Corp Loop Capital Markets LLC

Title:	4.600% Notes due 2029 (the “2029 Notes”) 4.800% Notes due 2031 (the “2031 Notes”) 5.150% Notes due 2033 (the “2033 Notes”) 5.350% Notes due 2036 (the “2036 Notes”)
Principal Amount:	$1,200,000,000 for the 2029 Notes $900,000,000 for the 2031 Notes $1,500,000,000 for the 2033 Notes $1,400,000,000 for the 2036 Notes
Maturity Date:	June 15, 2029 for the 2029 Notes June 15, 2031 for the 2031 Notes June 15, 2033 for the 2033 Notes June 15, 2036 for the 2036 Notes
Coupon:	4.600% for the 2029 Notes 4.800% for the 2031 Notes 5.150% for the 2033 Notes 5.350% for the 2036 Notes
Interest Payment Dates:

June 15 and December 15, beginning on December 15, 2026 for the 2029 Notes (long first coupon)

June 15 and December 15, beginning on December 15, 2026 for the 2031 Notes (long first coupon)

June 15 and December 15, beginning on December 15, 2026 for the 2033 Notes (long first coupon)

June 15 and December 15, beginning on December 15, 2026 for the 2036 Notes (long first coupon)

Price to Public:

99.958% of the principal amount for the 2029 Notes

99.820% of the principal amount for the 2031 Notes

99.898% of the principal amount for the 2033 Notes

99.712 % of the principal amount for the 2036 Notes

Benchmark Treasury:	UST 3.875% due May 15, 2029 for the 2029 Notes UST 3.875% due April 30, 2031 for the 2031 Notes UST 4.125% due April 30, 2033 for the 2033 Notes UST 4.375% due May 15, 2036 for the 2036 Notes
Benchmark Treasury Price and Yield:	99-04+; 4.184% for the 2029 Notes 98-02+; 4.310% for the 2031 Notes 97-27+; 4.487% for the 2033 Notes 97-24+; 4.657% for the 2036 Notes
Spread to Benchmark Treasury:	+43 basis points for the 2029 Notes +53 basis points for the 2031 Notes +68 basis points for the 2033 Notes +73 basis points for the 2036 Notes
Yield to Maturity:	4.614% for the 2029 Notes 4.840% for the 2031 Notes 5.167% for the 2033 Notes 5.387% for the 2036 Notes
Make-Whole Call:	T+10 bps for the 2029 Notes T+10 bps for the 2031 Notes T+15 bps for the 2033 Notes T+15 bps for the 2036 Notes

Par Call:	On or after May 15, 2029 for the 2029 Notes On or after May 15, 2031 for the 2031 Notes On or after April 15, 2033 for the 2033 Notes On or after March 15, 2036 for the 2036 Notes
Special Mandatory Redemption:	If (i) the CoolIT Systems Acquisition is not completed on or prior to the later of (x) September 16, 2026 or (y) such later date to which the end date under the Merger Agreement (as defined in the prospectus supplement) as in effect on the closing date of this offering may be extended in accordance with the terms thereof (such later date, the “Special Mandatory Redemption End Date”), (ii) prior to the Special Mandatory Redemption End Date, the Merger Agreement is terminated or (iii) the Issuer otherwise notifies the trustee that it will not pursue the completion of the CoolIT Systems Acquisition, the Issuer will be required to redeem the 2029 Notes, the 2031 Notes and the 2033 Notes (collectively, the “SMR Notes”) then outstanding at a special mandatory redemption price equal to 101% of the principal amount of the SMR Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the Special Mandatory Redemption Date (as defined in the prospectus supplement).
CUSIP / ISIN:	278865 BU3 / US278865BU33 for the 2029 Notes 278865 BV1 / US278865BV16 for the 2031 Notes 278865 BW9 / US278865BW98 for the 2033 Notes 278865 BX7 / US278865BX71 for the 2036 Notes

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the notes will be made against payment therefor on or about May 29, 2026, which is seven business days following the date of pricing of the notes (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on any date prior to one business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade their notes on any date prior to two business days before delivery should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Barclays Capital Inc. toll-free at (888) 603-5847, BofA Securities, Inc. toll-free at (800) 294-1322 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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